Filed by UnitedGlobalCom, Inc. pursuant to

Rule 425 under the Securities Act of 1933

Subject Company:  UnitedGlobalCom, Inc.

Commission File No. 000-49658

Subject Company:  Liberty Media International, Inc.

Commission File No. 000-50671

UnitedGlobalCom, Inc.

Fiscal Year End 2004 Investor Call

March 14, 2005

UNITEDGLOBALCOM

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Track Record of Growth

2000
7.9m RGUs (1)
479
351
23
90%
7,039
2004
11.6m RGUs
1,401
804
725
75%
8,726
Video
Digital
Voice
Data

Net Adds (2)
552,800
316,200
2003
2004

March 14, 2005
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UNITEDGLOBALCOM

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Operating Efficiency

130
120
110
100
90
80
2002
2003
2004
+10.5%
+10.5%
-2.9%
+6.0%
-11.2%
+5.6%
Revenue
Opex
SG&A

March 14, 2005
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UNITEDGLOBALCOM

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Capital Expenditures

150%
125%
100%
75%
50%
25%
0%
$1,847
$996
$335
$333
$427 (1)
2000
2001
2002
2003
2004
Capex in US$ 000's
As a percentage of Revenue

March 14, 2005
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UNITEDGLOBALCOM

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European Product Strategy

Digital Home

Video	Voice	Data
Content Leadership	**Price Leadership**	**Product Leadership**
"Best Content – Go Digital"	***"Beat on Price – More Features"***	***"Meet on Price – Beat on Speed"***

Mobile	Off Footprint
4 – Play	**National Coverage**
"Take your home with you"	***"Compete head-to-head w/Telcos"***

March 14, 2005
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UNITEDGLOBALCOM

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VoIP Update

Weekly VoIP Sales in The Netherlands

9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
2,400,000
2,200,000
2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
40 41 42 43 44 45 46 47 48 49 50 51 52 53 1 2 3 4 5 6 7 8 9 10 15 20 25 30 35 40 45 50 52
Sales '04/'05
Sales '03/'04
Homes RFS '04/'05

March 14, 2005
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UNITEDGLOBALCOM

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Data Update

Monthly Data Sales in Europe

60,000
50,000
40,000
30,000
20,000
10,000
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Sub-Entry/Entry
Light
Classic
Plus

UNITEDGLOBALCOM

March 14, 2005
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UGC / LMI Merger

Liberty Global

- UPC
- J-COM
- chellomedia
- JUPITER TV
- VTR
- Cash & Other Assets

Rationale

- Scale
- Simplicity
- Liquidity
- Growth

March 14, 2005
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UNITEDGLOBALCOM

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UnitedGlobalCom, Inc.

[GRAPHIC]

Fiscal Year End 2004

Investor Call

March 14, 2005

[LOGO]

“Safe Harbor”	[GRAPHIC]

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995:

Forward Looking Statements: Except for historical information contained herein, this press release contains forward-looking statements, including guidance given for 2005. The statements about the Company’s proposed merger with Liberty Media International (“LMI”) and the proposed VTR/Metrópolis combination are also forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include our ability to complete the proposed merger with LMI by obtaining the approval of holders of a majority of the aggregate voting power of our shares not beneficially owned by LMI, Liberty Media Corporation (“Liberty”) or any of their respective subsidiaries or any of the executive officers of directors of LMI, Liberty or the Company and satisfaction of other conditions necessary to close the merger, satisfaction of the conditions necessary to complete the proposed VTR/Metrópolis combination, continued use by subscribers and potential subscribers of the Company’s services, changes in the technology and competition, our ability to achieve expected operational efficiencies and economies of scale, our ability to generate expected revenue and achieve assumed margins including, to the extent annualized figures imply forward-looking projections, continued performance comparable with the period annualized, as well as other factors detailed from time to time in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements speak only as of the date of this release. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any guidance and other forward-looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Please refer to the Appendix at the end of this presentation, as well as the Company’s Press Release dated March 14, 2005 and SEC filings, for definitions of the following terms which are used herein including: Operating Cash Flow (OCF), Free Cash Flow, Revenue Generating Units (RGUs), and Average Revenue per Unit (ARPU), as well as a GAAP reconciliation of non-GAAP financial measures.

March 14, 2005	[LOGO]

Additional Information

UnitedGlobalCom, Inc. (“UGC”) and Liberty Media International, Inc. (“LMI”) have filed a preliminary Joint Proxy Statement relating to their proposed merger as well as a related Schedule 13E-3. Liberty Global, Inc. (“Liberty Global”) plans to shortly file a Registration Statement on Form S-4 which will contain a Prospectus/Joint Proxy Statement with respect to the proposed merger. UGC AND LMI STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THESE DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN AVAILABLE) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors may obtain these documents free of charge at the SEC’s website at www.sec.gov. In addition, copies of the Prospectus/Joint Proxy Statement and other related documents filed by the parties to the merger may be obtained free of charge by directing a request to UnitedGlobalCom, Inc., 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237, Attention: Investor Relations Department, telephone: 303-770-4001.

Participants in Solicitation

UGC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from UGC’s stockholders in connection with the special meeting of stockholders to be held to approve the merger with LMI through the formation of a new holding company to be named Liberty Global. Information concerning UGC’s directors and executive officers and their direct and indirect interests in UGC and LMI is set forth in UGC’s and LMI’s preliminary Joint Proxy Statement filed with the SEC on February 14, 2005. A definitive proxy statement will be mailed to UGC stockholders when available. Stockholders may obtain these documents (when available) free of charge at the SEC’s website at www.sec.gov. In addition, copies of the definitive Prospectus/Joint Proxy Statement (when available) may be obtained free of charge by directing a request to UnitedGlobalCom, Inc., 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237, Attention: Investor Relations Department, telephone: 303-770-4001. UGC STOCKHOLDERS SHOULD READ THE PROSPECTUS/JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS CAREFULLY BEFORE MAKING ANY VOTING DECISION BECAUSE IT CONTAINS IMPORTANT INFORMATION.

Agenda

•     2004 Highlights

•     Summary of Results

•     Strategic & Product Update

•     2005 Guidance

•     Q&A

2004 Highlights

[GRAPHIC]

•                  Guidance targets achieved or exceeded

•                  Significant increase in RGU growth

•                  Unprecedented new product activity

•                  Improvement in networks and systems

•                  Disciplined approach to M&A

•                  Organizational structure simplified

•                  Balance sheet strengthened

•                  External factors (e.g. competition, regulatory) evolved as expected

2004 Results

	Guidance		Result

Net Adds (RGUs)(1)	500,000		552,800
Revenue Growth (organic)(1)	10%		10.5%
OCF Growth (organic)(1)	20	%+	20	%(2)
OCF Result (millions)	$850	m	$879	m
Capex% of Revenue	20%		19%
Average FX Rate ($/€)	1.20		1.24

(1)         For RGU Net Adds, Revenue Growth and OCF Growth, figures are “organic” and exclude acquisitions (e.g. Noos) and the impact of f/x rates as applicable. See appendix for detailed calculations.

(2)         Organic OCF growth was 24% excluding approximately $22 million fourth quarter costs associated with the MovieCo contract termination and settlement.

Track Record of Growth

2000	7.9m RGUs (1)	Net Adds (2)

	[CHART]	[CHART]

2004	11.6m RGUs

[CHART]

•                  2.1m advanced service RGUs added since 2000

•                  4-fold increase in data subscribers since 2000

•                  75% increase in net adds over 2003

•                  Telephony & digital growth accelerating

(1)          Excludes the RGUs for certain businesses that are currently not consolidated but were as of 2000 (e.g., Austar, UPC Poland DTH and UPC Germany, etc.)

(2)          Excludes the impact of acquisitions which closed during 2004, Noos (July ‘04), Chorus (Dec ‘04), as well as two other minor acquisitions in Austria (Oct ‘04) and Romania (Dec ‘04).

Revenue(1)

[CHART]

•                  24% CAGR in $’s

•                  10%+ organic growth last 2 yrs

•                  4% sequential growth Q3 to Q4

OCF(1)

[CHART]

•                  Best in class organic growth

•                  Over $1 billion Q4 annualized(2)

•                  Strong FCF

(1)          For Revenues and OCF, represents amount as reported and includes the impact of disposed, deconsolidated, closed and/or acquired businesses for each period as highlighted in yellow (e.g., Austar and UPC Poland DTH were deconsolidated in 2001 and Noos and Chorus were acquired during 2004). Please refer to Appendix for a reconciliation of OCF with Net income (loss).

(2)          Excludes approximately $22 million of fourth quarter costs associated with MovieCo contract termination and settlement. See Appendix for details.

Agenda

•                  2004 Highlights

•                  Summary of Results

•                  Strategic & Product Update

•                  2005 Guidance

•                  Q&A

RGU Results

	Actual at Dec 31, ‘04	Organic Net Additions
		Q4 ‘04	FY ‘04
RGUs by Product
Internet	1,187,500	92,500	264,800
Telephone	803,000	42,000	70,200
DTH	249,600	35,800	52,700
Digital	239,600	16,500	100,900
Analog Cable (1)	7,213,200	67,400	64,200
Acquisitions (2)	1,963,100	—	—
Total RGUs	11,656,000	254,200	552,800

RGUs by Region
Europe	8,651,600	218,500	436,700
Chile	1,009,300	35,600	115,300
Other	32,000	100	800
Acquisitions (2)	1,963,100	—	—
Total RGUs	11,656,000	254,200	552,800

(1)          Includes MMDS subscribers.

(2)          Represents the acquisitions which closed during 2004, Noos (July ’04), Chorus (Dec ’04), as well as two other minor acquisitions in Austria (Oct ’04) and Romania (Dec ’04).

“RGUs” - Please see Appendix for definition.

Financial Results

(In US$ Millions)	FYE 2004	FYE 2003	Yr/Yr %

Revenue	$2,525	$1,892	34%
Operating Expenses	1,646	1,263	30%
Operating Cash Flow	$879	$629	40%
% Margin	34.8%	33.2%	160	Bps
Capital Expenditures	$480	$333	44%
Capex (% of Rev.)	19.0%	17.6%	—
Free Cash Flow	$219	$59	271%

“Operating Cash Flow” - Please see Appendix for a definition and reconciliation with net income (loss).

“Free Cash Flow” – Please see Appendix for a definition and additional information.

Revenue Detail

	FYE	FYE	Yr/Yr	Organic
(In US$ Millions)	2004	2003	%	Growth (3)

Western Europe (1)	$1,384	$1,168	18%	8.3%

C & E Europe	466	360	30%	18.5%

UPC Broadband	1,850	1,528	21%	10.7%

chello & Other (2)	132	126	5%	2.5%

Total Europe	$1,982	$1,654	20%	9.6%

Chile & Other	311	238	31%	16.6%

Noos & Chorus	233	—	n.a.	—

Total UGC	$2,525	$1,892	34%	10.5%

(1)          Excludes Noos and Chorus which were acquired in July and December 2004, respectively (included in separate line below).

(2)          Other includes chellomedia, intercompany eliminations and corporate and other.

(3)          The organic growth figures presented are based on what the growth would have been had exchange rates remained the same in FYE 2004 as FYE 2003. For Total UGC excludes impact of acquisitions (Noos and Chorus). Please see Appendix for detailed calculations.

OCF Detail (1)

	FYE	FYE	Yr/Yr	Organic
(In US$ Millions)	2004	2003	%	Growth (4)

Western Europe (2)	$573	$451	27%	16.5%

C & E Europe	182	132	38%	27.8%

UPC Broadband	755	583	30%	19.0%

Other (3)	(31)	(10)	210%	193.0%

Total Europe	$724	$573	26%	16.1%

Chile & Other	102	56	82%	60.2%

Noos & Chorus	53	—	n.a.	n.a.

Total UGC	$879	$629	40%	20.0%

(1)          “Operating Cash Flow” - Please see Appendix for a definition and reconciliation with net income (loss), as well as a more detailed summary of OCF by segment.

(2)          Excludes Noos and Chorus which were acquired in July and December 2004, respectively (included in separate line below).

(3)          Other includes chellomedia and corporate and other.

(4)          The organic growth figures presented are based on what the growth would have been had exchange rates remained the same in FYE 2004 as FYE 2003 and exclude Noos and Chorus. Please see Appendix for detailed calculations.

Operating Efficiency

Annual percentage change in Revenue, Opex and SG&A(1)

[CHART]

(1)          All calculated on an organic basis, excluding acquisitions and FX movements.

Capital Expenditures

Decline in annual capex spend, and as a percentage of revenue

[CHART]

(1)          Excludes capital expenditures of approximately $53 million related to acquisitions (Noos and Chorus).

Leverage & Liquidity

	Pro Forma(4)		As of		As of
(US$’s millions)	Dec-04		Dec-04		Dec-03

Total Debt	$4,987		$4,987		$4,352

Total Cash	1,051		1,122		338

Net Debt	$3,936		$3,866		$4,014

Net Debt / LQA OCF (1)	3.8	x	4.0	x	5.4	x

Additional Liquidity
Bank Revolver (2)	$1,342		$909		$551
Marketable Securities (3)	562		562		469
Total	1,904		1,471		1,020

Total Liquidity	$2,955		$2,593		$1,357

(1)          Represents net debt / Operating Cash Flow annualized for the three months ended as of the date indicated. See Appendix for details.

(2)          Represents the availability of Tranche A under European credit facility for FYE ’03 and ’04. Pro forma amount represents the availability of Tranches A & I (Euro 1 billion) per partial refinancing of the facility in March 2005 based on current spot rate of US$1.342 per Euro.

(3)          Market values of SBS and Austar as of March 9, 2005.

(4)          Pro forma for costs associated with the MovieCo contract termination and settlement in Q4 of approximately $22mm, as well as a reduction in cash of $71mm related to payment of all accrued expenses.

Bank Financing(1)

	January ‘04	Today

Average Spread	437 bps	262 bps

Repayments to 2010 (2)	€2.4b	€0

Average Maturity	3.2 yrs	6.0 yrs

Covenant Headroom	10%	20%+
	(amortizes below <3x)	(no amortization <4x)

Acquisition Flexibility	Limited	Unlimited
(up to 4.0x leverage)

Revolver Capacity	€667m	€1,000m

(1)          All facts and figures relate to our European Credit Facility

(2)          Repayments based on required amortizations (excluding Tranche A, the revolver) prior to the partial refinancing in March 2005.

Agenda

•     2004 Highlights

•     Summary of Results

•     Strategic & Product Update

•     2005 Guidance

•     Q&A

European Product Strategy

Digital Home

Video	Voice	Data
Content Leadership	Price Leadership	Product Leadership
“Best Content –	“Beat on Price –	“Meet on Price –
Go Digital”	More Features”	Beat on Speed”

Mobile	Off Footprint
4 – Play	National Coverage
“Take your home	“Compete head-to-
with you”	head w/Telcos”

VoIP Update

•                  Over 100,000 sales since Q4 launch

•                  58,000 net adds with 20,000+ backlog

•                  Aggressive roll-out schedule for Europe

Weekly VoIP Sales in The Netherlands

[CHART]

Data Update

•                  Increasing speeds on core products

•                  Bundling with VoIP

•                  265,000 net adds in 2004 – momentum continues

•                  ARPU approximately $40

Monthly Data Sales in Europe

[CHART]

Recent Developments

•                  Closed Telenet, Chorus, Telemach, and Zone Vision acquisitions

•                  Completed €3.0 billion partial refinancing of European credit facility

•                  Favorable Supreme Court ruling in Chile re: merger of VTR and Metropolis Intercom

•                  Merger agreement between UGC and LMI

2004 M&A Activity

Deal	Country	RGUs (000’s)	Indicative Multiple (1)		Rationale

Noos	France	1,700	7.3	x	Consolidation

Telemach	Slovenia	110	8.2	x	New market

Chorus	Ireland	200	6.9	x	New market

Telenet	Belgium	2,500	7.8	x	Strategic

Content Investments: Zone Vision; Canal+

(1) Please refer to our prior press releases for further details on the valuations of these transactions.

UGC / LMI Merger

•                  Announced January 18, 2005

•                  Proxy filed February 14, 2005

•                  Expected to close mid to late 2nd quarter

Liberty Global		Rationale

Scale

[GRAPHIC]	[GRAPHIC]	Simplicity

[GRAPHIC]	[GRAPHIC]	Liquidity

[GRAPHIC]	[GRAPHIC]	Growth

Agenda

•     2004 Highlights

•     Summary of Results

•     Strategic & Product Update

•     2005 Guidance

•     Q&A

2005 Highlights

[GRAPHIC]

•                  Accelerating subscriber growth driven by aggressive VoIP deployments and continued strong demand for broadband Internet

•                  Double-digit revenue growth primarily driven by volume increase

•                  Strong OCF growth but flat margins due to full year of Noos’ results and lower margin content businesses

•                  Higher capital spending to support unit growth, CEE upgrade, and key product initiatives

•                  Free cash flow positive in 2005 although growth limited due to capex increase

2005 Guidance

	2004 Actual(2)	2005 Guidance
Net Adds (U.S. method)(1)	599,000	800,000

Net Adds (new method)(1)	479,000	600,000

Revenue Growth	34%	20%

OCF Growth	40%	20%

Capex% of Revenue	19%	20-22%

Average FX Rate ($/€)	1.24	1.24

(1)          RGU net gain counts a digital video subscriber as one digital RGU and one analog RGU. The “new method” eliminates this double count whereby a digital subscriber is no longer also included in the analog count.

(2)          RGU Net Gain for 2004 includes subscribers added at Noos.

Conclusion

•                  Solid 2004 results across the board

•                  4th quarter momentum continued into 2005

•                  Aggressive 2005 game plan and guidance

•                  Focus on operating efficiency and capital discipline

•                  Exploit strategic opportunities wisely

•                  Premier broadband cable investment

UnitedGlobalCom, Inc.

[GRAPHIC]

Fiscal Year End 2004

Investor Call

March 14, 2005

[LOGO]

Appendix	[GRAPHIC]

Operating Cash Flow Definition

Operating Cash Flow is the primary measure used by our chief operating decision makers to evaluate segment operating performance and to decide how to allocate resources to segments. As we use the term, Operating Cash Flow is defined as revenue less operating, selling, general and administrative expenses (excluding depreciation and amortization, impairment of long-lived assets, restructuring charges and other and stock-based compensation). We believe Operating Cash Flow is meaningful because it provides investors a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that is used by our internal decision makers. Our internal decision makers believe Operating Cash Flow is a meaningful measure and is superior to other available GAAP measures because it represents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons and benchmarking between segments in the different countries in which we operate and identify strategies to improve operating performance. For example, our internal decision makers believe that the inclusion of impairment and restructuring charges within Operating Cash Flow distorts their ability to efficiently assess and view the core operating trends in our segments. In addition, our internal decision makers believe our measure of Operating Cash Flow is important because analysts and investors use it to compare our performance to other companies in our industry. We reconcile the total of the reportable segments’ Operating Cash Flow to our consolidated net income as presented in our consolidated statements of operations, because we believe consolidated net income is the most directly comparable financial measure to total segment operating performance. Investors should view Operating Cash Flow as a supplement to, and not a substitute for, operating income, net income, cash flow from operating activities and other GAAP measures of income as a measure of operating performance.

March 14, 2005	[LOGO]

Other Definitions

•                  Revenue Generating Unit (“RGU”) is separately an Analog Cable Subscriber, Digital Cable Subscriber, DTH Subscriber, MMDS Subscriber, Internet Subscriber or Telephony Subscriber. A home may contain one or more RGUs. For example, if a residential customer in our Austrian system subscribed to our analog cable service, digital cable service, telephony service and high-speed broadband Internet access service, the customer would constitute four RGUs. “Total RGUs” is the sum of Analog, Digital Cable, DTH, MMDS, Internet and Telephony Subscribers. In some cases, non-paying subscribers are counted as subscribers during their free promotional service period. Some of these subscribers choose to disconnect after their free service period.

•                  Average Revenue Per Unit (“ARPU”) is calculated as follows: average monthly broadband revenue for the period as indicated, divided by the average of the opening and closing RGUs for the period.

Non-GAAP Reconciliations

Reconciliation of Operating Cash Flow to Net Income (Loss) (1)

(thousands)	3 months Dec-04	3 months Sep-04	3 months Dec-03	12 months Dec-04	12 months Dec-03	12 months Dec-02	12 months Dec-01	12 months Dec-00
Total segment Operating Cash Flow	$238,718	$241,703	$186,014	$879,233	$628,882	$296,374	$(191,243)	$(368,464)
Depreciation and amortization	(267,887)	(235,186)	(210,456)	(935,185)	(808,663)	(730,001)	(1,147,176)	(815,522)
Impairment of long-lived assets	(22,317)	25	(402,680)	(38,915)	(402,239)	(436,153)	(1,320,942)	—
Restructuring charges and other	(18,270)	(1,824)	(29,084)	(29,019)	(35,970)	(1,274)	(204,127)	0
Stock-based compensation	(52,767)	(12,178)	(9,377)	(116,661)	(38,024)	(28,228)	(8,818)	43,183
Operating income (loss)	(122,523)	(7,460)	(465,583)	(240,547)	(656,014)	(899,282)	(2,872,306)	(1,140,803)
Interest expense, net	(71,651)	(53,616)	(60,868)	(259,457)	(314,078)	(641,786)	(966,134)	(795,486)
Gains on extinguishment of debt	—	—	—	35,787	2,183,997	2,208,782	3,447	0
Gains (losses) on sale of investments & other net	12,096	646	(1,879)	12,325	279,442	117,262	(416,803)	6,194
Realized and unrealized (losses) gains on foreign currency transactions and derivative instruments and other expenses, net	(16,556)	2,005	(28,020)	(46,939)	74,719	543,719	(413,704)	(98,326)
Income (loss) before income taxes and other items	(198,634)	(58,425)	(556,350)	(498,831)	1,568,066	1,328,695	(4,665,500)	(2,028,421)
Other, net	131,025	(11,785)	175,656	116,476	427,302	(1,685,149)	170,791	807,531
Net income (loss)	$(67,609)	$(70,210)	$(380,694)	$(382,355)	$1,995,368	$(356,454)	$(4,494,709)	$(1,220,890)

(1)                                  We are unable to provide a reconciliation of forecasted Operating Cash Flow to the most directly comparable GAAP measure, net income (loss), because certain items are out of our control and/or cannot be reasonably predicted.  For example, it is impractical to: (1) estimate future fluctuations in interest rates on our variable-rate debt facilities; (2) estimate the fluctuations in exchange rates relative to the U.S. dollar and its impact on our results of operations; (3) estimate the financial results of our non-consolidated affiliates; and (4) estimate changes in circumstances that lead to gains and/or losses such as sales of investments in affiliates and other assets. Any and/or all of these items could be significant to our financial results.

Non-GAAP Reconciliations

Free Cash Flow is not a GAAP measure of liquidity. We define Free Cash Flow as net cash flows from operating activities less capital expenditures. We believe our presentation of free cash flow provides useful information to our investors because it can be used to gauge our ability to service debt and fund new investment opportunities. Investors should view free cash flow as a supplement to, and not a substitute for, GAAP cash flows from operating, investing and financing activities as a measure of liquidity.

Reconciliation of Free Cash Flow

(thousands)	3 months Dec-04	3 months Sep-04	3 months Dec-03	12 months Dec-04	12 months Dec-03
Net cash flows from operating activities	$226,255	$175,064	$118,651	$699,602	$392,092
Capital expenditures	(187,576)	(116,696)	(105,426)	(480,133)	(333,124)
Free cash flow	$38,679	$58,368	$13,225	$219,469	$58,968

Pro-Forma Leverage

	FYE ‘03		FYE ‘04		Q4 ‘03		Q1 ‘04		Q2 ‘04		Q3 ‘04		Q4 ‘04
Debt Summary:
UPC Broadband Bank Facility	$3,698,586		$3,927,830		$3,698,586		$3,584,272		$3,224,816		$3,495,406		$3,927,830
UGC Convertible Notes	—		681,850		—		—		609,830		621,813		681,850
UPC Polska Notes	317,372		—		317,372		—		—		—		—
UPC Polska 2007 Notes	—		—		—		101,701		101,701		—		—
VTR Bank Facility	123,000		97,941		123,000		93,198		88,586		83,972		97,941
Telenet Notes	—		87,821		—		—		—		—		87,821
Old UGC Senior Notes	24,627		24,627		24,627		24,627		24,627		24,627		24,627
Notes payable, related party	102,728		108,414		102,728		—		—		—		108,414
Subject to compromise: short term debt	5,099		—		5,099		—		—		—		—
Other	80,493		58,880		80,493		74,198		55,980		60,653		58,880
Total Debt	$4,351,905		$4,987,363		$4,351,905		$3,877,996		$4,105,540		$4,286,471		$4,987,363
Less: UPC Polska notes (1)	(322,471)		—		(322,471)		—		—		—		—
Add: UPC Polska note (2)	101,701		—		101,701		—		—		—		—
Less: Notes Payable, related party (3)	(102,728)		—		(102,728)		—		—		—		—
Less: VTR Global Com (4)	(25,233)		—		(25,233)		—		—		—		—
Add: Euro Convertible (5)	630,279		—		630,279		605,400		—		—		—
Add: Noos Acquisition (6)	—		—		—		—		127,042		—		—
Pro-Forma Debt	$4,633,453		$4,987,363		$4,633,453		$4,483,396		$4,232,582		$4,286,471		$4,987,363

Cash Summary
Cash & cash equivalents	$310,361		$1,028,993		$310,361		$1,275,785		$1,368,677		$981,638		$1,028,993
Restricted cash	25,052		43,640		25,052		18,169		20,237		23,367		43,640
Short-term liquid investments	2,134		48,965		2,134		19,621		207,194		111,536		48,965
Total Cash	337,547		1,121,598		337,547		1,313,575		1,596,108		1,116,541		1,121,598
Rights Offering and Liberty Preemptive Rights (3)	1,075,385		—		1,075,385		—		—		—		—
Less: VTR Global Com (4)	(25,233)		—		(25,233)		—		—		—		—
Less: UPC Polska payment (2)	(81,361)		—		(81,361)		—		—		—		—
Add: Euro Convertible (5)	617,673		—		617,673		593,292		—		—		—
Less: Noos Acquisition (6)	—		—		—		—		(514,130)		—		—
Less: Cinenova/Movieco Settlement (7)	—		(70,651)		—		—		—		—		(70,651)
Pro-Forma Cash	$1,924,011		$1,050,947		$1,924,011		$1,906,867		$1,081,978		$1,116,541		$1,050,947

Net Debt	$4,014,358		$3,865,765		$4,014,358		$2,564,421		$2,509,432		$3,169,930		$3,865,765

Pro-Forma Net Debt	$2,709,442		$3,936,416		$2,709,442		$2,576,529		$3,150,603		$3,169,930		$3,936,416

Operating Cash Flow (“OCF”)	$628,882		$879,233		$186,014		$204,284		$194,528		$241,703		$238,718
Add: Noos Operating Cash Flow (6)	—		—		—		—		26,129		—		—
Add: Cinenova/Movieco Settlement (7)	—		27,206		—		—		—		—		21,995
Pro-Forma Operating Cash Flow (“OCF”)	$628,882		$906,439		$186,014		$204,284		$220,657		$241,703		$260,713

Net Debt / Annualized OCF (OCF * 4)	6.4	x	4.4	x	5.4	x	3.1	x	3.2	x	3.3	x	4.0	x
Pro Forma Net Debt / Pro-Forma Annualized OCF	4.3	x	4.3	x	3.6	x	3.2	x	3.6	x	3.3	x	3.8	x

(1)                                  Represents the sum of all of the notes outstanding of UPC Polska (UPC Polska restructuring completed in February 2004) per UGC’s filings.

(2)                                  Per the final terms and conditions of the UPC Polska restructuring, completed in February 2004, virtually all existing debt was cancelled and in exchange UPC Polska issued to the third party bondholders $101.7 million in new 9.0% senior notes, and paid $81.4 million in cash.

(3)                                  Includes proceeds of approximately $1.02 billion from the rights offering completed in February 2004, as well as the net proceeds from Liberty of $157 million when Liberty exercised its preemptive right for certain transactions (e.g., UGC Europe exchange offer) less cancellation of the Notes Payable to Liberty for $103 million.

(4)                                  VTR was required to make a loan repayment of over $25 million as per the loan agreement.

(5)                                  UGC received net proceeds of Euro 490mm (Euro 500mm par value) from its recent convertible offering (US$ equivalent based on F/X spot rates as of the reporting dates as indicated).

(6)                                  The acquisition of Noos, which closed on July 1, 2004, was originally valued at EUR 615 million. The final purchase price was subject to an audit of Noos’ financial information. Please refer to our 10K as of Dec. 31, 2004 for further details.

(7)                                  Represents the settlement of the MovieCo/Cinenova contract in Dec. ’04. Total costs in Q4 ’04 of approximately $22mm, as well as a reduction in cash of $71mm related to payment of all accrued expenses. Please refer to our 10K as of Dec. 31, 2004 for further details.

Supplemental Information

	For the 3 months ended		For the 12 months ended
(amounts in thousands)	Dec-04	Dec-03	Dec-04	Dec-03

Interest Expense Breakdown:
Cash Pay:
UPC Broadband Bank Facility	$(52,789)	$(55,468)	$(220,516)	$(254,900)
UGC Convertible Notes	(2,836)	—	(7,971)	—
VTR Bank Facility	(1,656)	(2,087)	(6,863)	(9,373)
Old UGC Senior Notes	(2,877)	(720)	(2,963)	(2,375)
UPC and subsidiaries senior notes and other (1)	(10,386)	(1,918)	(23,379)	(9,751)
Total	(70,544)	(60,193)	(261,692)	(276,399)

Non-Cash:
Amortization of deferred financing costs	(7,827)	(3,125)	(21,388)	(21,268)
Senior discount notes accretion and other (1)	(200)	(1)	(200)	(29,465)
Total	(8,027)	(3,126)	(21,588)	(50,733)

Total Interest Expense	$(78,571)	$(63,319)	$(283,280)	$(327,132)

Summary of Working Capital Changes: (2)
Change in receivables and other assets	$(57,339)	$(28,591)	$(72,169)	$40,870
Change in accounts payable, acc. liabilities & other	117,174	74,893	188,127	42,533
Total	$59,835	$46,302	$115,958	$83,403

(1)                                  Includes UPC Polska, which per the final terms and conditions of the UPC Polska restructuring (completed in February 2004), virtually all existing debt was cancelled and in exchange UPC Polska issued to the third party bondholders $101.7 million in new 9.0% senior notes, and paid $81.1 million in cash.  In addition, the $101.7 million notes were repaid in full in July 2004 with proceeds from the UPC Broadband Bank Facility.

(2)                                  Please refer to management’s discussion and analysis of financial condition and results of operations for interest expense and Statement of Cash Flows for working capital changes per UGC’s 10K as of December 31, 2004 as well as other 10Q’s filed for previous quarters.

Supplemental Information - Revenue

	Year Ended December 31,
					Increase (Decrease)
			Increase (Decrease)		Excluding F/X Effects
	2004	2003	$	%	$	%
Europe (UGC Europe):
UPC Broadband
The Netherlands	$716,932	$592,223	$124,709	21.1%	$60,999	10.3%
Austria	299,874	260,162	39,712	15.3%	13,268	5.1%
France (excluding Noos)	128,862	113,946	14,916	13.1%	3,532	3.1%
France (Noos)	183,930	—	183,930	—	183,930	—
Norway	112,378	95,284	17,094	17.9%	11,815	12.4%
Sweden	88,080	75,057	13,023	17.4%	5,104	6.8%
Belgium	37,472	31,586	5,886	18.6%	2,558	8.1%
Ireland (Chorus)	48,953	—	48,953	—	48,953	—
Total Western Europe	1,616,481	1,168,258	448,223	38.4%	330,159	28.3%
Hungary	217,507	165,450	52,057	31.5%	31,105	18.8%
Poland	108,979	85,356	23,623	27.7%	16,388	19.2%
Czech Republic	79,905	63,348	16,557	26.1%	10,262	16.2%
Slovak Republic	32,671	25,467	7,204	28.3%	3,209	12.6%
Romania	26,955	20,189	6,766	33.5%	5,532	27.4%
Total Central and Eastern Europe	466,017	359,810	106,207	29.5%	66,496	18.5%
Corporate and other	26,273	32,563	(6,290)	(19.3)%	(8,173)	(25.1)%
Total UPC Broadband	2,108,771	1,560,631	548,140	35.1%	388,482	24.9%
chellomedia
Priority Telecom	118,956	121,330	(2,374)	(2.0)%	(12,982)	(10.7)%
Media	125,016	98,463	26,553	27.0%	15,459	15.7%
Investments	840	528	312	59.1%	239	45.3%
Total chellomedia	244,812	220,321	24,491	11.1%	2,716	1.2%
Intercompany eliminations	(138,983)	(127,055)	(11,928)	(9.4)%	381	0.3%
Total Europe	2,214,600	1,653,897	560,703	33.9%	391,579	23.7%
Latin America:
Broadband
Chile (VTR)	299,951	229,835	70,116	30.5%	36,314	15.8%
Brazil, Peru and other	7,883	7,789	94	1.2%	94	1.2%
Total Latin America	307,834	237,624	70,210	29.5%	36,408	15.3%
Corporate and other	3,012	9	3,003	n.m.	3,003	n.m.
Total UGC	$2,525,446	$1,891,530	$633,916	33.5%	$430,990	22.8%
Less Noos and Chorus			$(232,883)	—	$(232,883)	—
Total UGC, excluding Noos and Chorus	.		$401,033	21.2%	$198,107	10.5%

Supplemental Information - Revenue

	Year Ended December 31,
					Increase (Decrease)
			Increase (Decrease)		Excluding F/X Effects
	2003	2002	$	%	$	%
Europe (UGC Europe):
UPC Broadband
The Netherlands	$592,223	$459,044	$133,179	29.0%	$35,346	7.7%
Austria	260,162	198,189	61,973	31.3%	19,026	9.6%
France (excluding Noos)	113,946	92,441	21,505	23.3%	2,681	2.9%
Norway	95,284	76,430	18,854	24.7%	8,407	11.0%
Sweden	75,057	52,560	22,497	42.8%	9,829	18.7%
Belgium	31,586	24,646	6,940	28.2%	1,725	7.0%
Total Western Europe	1,168,258	903,310	264,948	29.3%	77,014	8.5%
Hungary	165,450	124,046	41,404	33.4%	20,095	16.2%
Poland	85,356	76,090	9,266	12.2%	5,402	7.1%
Czech Republic	63,348	44,337	19,011	42.9%	9,976	22.5%
Slovak Republic	25,467	18,852	6,615	35.1%	1,866	9.9%
Romania	20,189	16,119	4,070	25.2%	4,803	29.8%
Total Central and Eastern Europe	359,810	279,444	80,366	28.8%	42,142	15.1%
Germany	—	28,069	(28,069)	—	(28,069)	—
Corporate and other	32,563	35,139	(2,576)	(7.3)%	(8,504)	(24.2)%
Total UPC Broadband	1,560,631	1,245,962	314,669	25.3%	82,583	6.6%
chellomedia
Priority Telecom	121,330	112,637	8,693	7.7%	(11,376)	(10.1)%
Media	98,463	69,372	29,091	41.9%	12,834	18.5%
Investments	528	465	63	13.5%	(25)	(5.4)%
Total chellomedia	220,321	182,474	37,847	20.7%	1,433	0.8%
Intercompany eliminations	(127,055)	(108,695)	(18,360)	(16.9)%	2,609	2.4%
Total Europe	1,653,897	1,319,741	334,156	25.3%	86,625	6.6%
Latin America:
Broadband
Chile (VTR)	229,835	186,426	43,409	23.3%	42,319	22.7%
Brazil, Peru and other	7,789	7,011	778	11.1%	778	11.1%
Total Latin America	237,624	193,437	44,187	22.8%	43,097	22.3%
Corporate and other	9	1,843	(1,834)	n.m.	(1,834)	n.m
Total UGC	$1,891,530	$1,515,021	$376,509	24.9%	$127,888	8.4%

Less Germany			$28,069	—	$28,069	—
Total UGC, excluding Germany			$404,578	27.2%	$155,957	10.5%

Supplemental Information - Revenue

	Three Months Ended December 31,
					Increase (Decrease)
			Increase (Decrease)		Excluding F/X Effects
	2004	2003	$	%	$	%
Europe (UGC Europe):
UPC Broadband
The Netherlands	$196,984	$161,603	$35,381	21.9%	$20,039	12.4%
Austria	78,094	70,282	7,812	11.1%	1,687	2.4%
France (excluding Noos)	34,698	29,511	5,187	17.6%	2,567	8.7%
France (Noos)	95,244	—	95,244	—	95,244	—
Norway	31,244	25,306	5,938	23.5%	3,467	13.7%
Sweden	23,765	20,190	3,575	17.7%	1,716	8.5%
Belgium	10,229	8,515	1,714	20.1%	928	10.9%
Ireland (Chorus)	48,953	—	48,953	—	48,953	—
Total Western Europe	519,211	315,407	203,804	64.6%	174,601	55.4%
Hungary	61,841	44,150	17,691	40.1%	9,934	22.5%
Poland	32,292	22,156	10,136	45.7%	5,273	23.8%
Czech Republic	21,467	17,573	3,894	22.2%	1,898	10.8%
Slovak Republic	8,834	6,833	2,001	29.3%	984	14.4%
Romania	8,180	5,748	2,432	42.3%	1,109	19.3%
Total Central and Eastern Europe	132,614	96,460	36,154	37.5%	19,198	19.9%
Corporate and other	7,551	9,520	(1,969)	(20.7)%	(2,075)	(21.8)%
Total UPC Broadband	659,376	421,387	237,989	56.5%	191,724	45.5%
chellomedia
Priority Telecom	32,162	31,332	830	2.6%	(1,598)	(5.1)%
Media	33,876	26,212	7,664	29.2%	5,006	19.1%
Investments	200	197	3	1.5%	(15)	-7.6%
Total chellomedia	66,238	57,741	8,497	14.7%	3,393	5.9%
Intercompany eliminations	(36,817)	(33,428)	(3,389)	(10.1)%	(535)	(1.6)%
Total Europe	688,797	445,700	243,097	54.5%	194,582	43.7%
Latin America:
Broadband
Chile (VTR)	83,414	68,168	15,246	22.4%	10,975	16.1%
Brazil, Peru and other	2,053	1,995	58	2.9%	58	2.9%
Total Latin America	85,467	70,163	15,304	21.8%	11,033	15.7%
Corporate and other	305	1	304	n.m.	304	n.m.
Total UGC	$774,569	$515,864	$258,705	50.1%	$205,919	39.9%

Less: Noos and Chorus			$(144,197)	—	$(144,197)	—
Total UGC, excluding Noos and Chorus			$114,508	22.2%	$61,722	12.0%

Supplemental Information - Revenue

	Three Months Ended
					Increase (Decrease)
	December 31,	September 30,	Increase (Decrease)		Excluding F/X Effects
	2004	2004	$	%	$	%
Europe (UGC Europe):
UPC Broadband
The Netherlands	$196,984	$178,996	$17,988	10.0%	$7,876	4.4%
Austria	78,094	72,482	5,612	7.7%	1,667	2.3%
France (excluding Noos)	34,698	31,905	2,793	8.8%	1,021	3.2%
France (Noos)	95,244	88,686	6,558	7.4%	1,710	1.9%
Norway	31,244	27,140	4,104	15.1%	1,873	6.9%
Sweden	23,765	21,141	2,624	12.4%	1,057	5.0%
Belgium	10,229	9,195	1,034	11.2%	515	5.6%
Ireland (Chorus)	48,953	—	48,953	—	48,953	—
Total Western Europe	519,211	429,545	89,666	20.9%	64,672	15.1%
Hungary	61,841	53,194	8,647	16.3%	4,734	8.9%
Poland	32,292	28,464	3,828	13.4%	882	3.1%
Czech Republic	21,467	19,644	1,823	9.3%	452	2.3%
Slovak Republic	8,834	7,967	867	10.9%	303	3.8%
Romania	8,180	6,842	1,338	19.6%	739	10.8%
Total Central and Eastern Europe	132,614	116,111	16,503	14.2%	7,110	6.1%
Corporate and other	7,551	6,668	883	13.2%	493	7.4%
Total UPC Broadband	659,376	552,324	107,052	19.4%	72,275	13.1%
chellomedia
Priority Telecom	32,162	29,308	2,854	9.7%	1,231	4.2%
Media	33,876	32,218	1,658	5.1%	(64)	-0.2%
Investments	200	187	13	7.0%	2	1.1%
Total chellomedia	66,238	61,713	4,525	7.3%	1,169	1.9%
Intercompany eliminations	(36,817)	(35,286)	(1,531)	(4.3)%	353	1.0%
Total Europe	688,797	578,751	110,046	19.0%	73,797	12.8%
Latin America:
Broadband
Chile (VTR)	83,414	75,096	8,318	11.1%	3,530	4.7%
Brazil, Peru and other	2,053	1,909	144	7.5%	143	7.5%
Total Latin America	85,467	77,005	8,462	11.0%	3,673	4.8%
Corporate and other	305	2,707	(2,402)	—	(2,402)	—
Total UGC	$774,569	$658,463	$116,106	17.6%	$75,068	11.4%

Less: Chorus			$(48,953)	—	$(48,953)	—
Total UGC, excluding Ireland			$67,153	10.2%	$26,115	4.0%

Supplemental Information – Operating Cash Flow

	Year Ended December 31,
					Increase (Decrease)
			Increase (Decrease)		Excluding F/X Effects
	2004	2003	$	%	$	%
Europe (UGC Europe):
UPC Broadband
The Netherlands	$361,265	$267,075	$94,190	35.3%	$63,021	23.6%
Austria	111,950	98,278	13,672	13.9%	4,238	4.3%
France (other than Noos)	12,905	13,920	(1,015)	(7.3)%	(2,007)	(14.4)%
France (Noos)	40,785	—	40,785	—	40,785	—
Norway	37,066	27,913	9,153	32.8%	7,384	26.5%
Sweden	33,421	31,827	1,594	5.0%	(1,225)	(3.8)%
Belgium	16,751	12,306	4,445	36.1%	3,003	24.4%
Ireland	11,795	—	11,795	—	11,795	—
Total Western Europe	625,938	451,319	174,619	38.7%	126,994	28.1%
Hungary	86,418	63,357	23,061	36.4%	15,084	23.8%
Poland	36,315	24,886	11,429	45.9%	9,338	37.5%
Czech Republic	33,888	24,657	9,231	37.4%	6,699	27.2%
Slovak Republic	13,766	10,618	3,148	29.6%	1,507	14.2%
Romania	11,978	7,931	4,047	51.0%	3,941	49.7%
Total Central and Eastern Europe	182,365	131,449	50,916	38.7%	36,569	27.8%
Corporate and other	(83,604)	(46,091)	(37,513)	(81.4)%	(30,594)	(66.4)%
Total UPC Broadband	724,699	536,677	188,022	35.0%	132,969	24.8%
chellomedia
Priority Telecom	17,183	14,530	2,653	18.3%	1,090	7.5%
Media	36,335	22,874	13,461	58.8%	10,166	44.4%
Investments	(502)	(1,033)	531	(51.4)%	579	(56.1)%
Total chellomedia	53,016	36,371	16,645	45.8%	11,835	32.5%
Total Europe	777,715	573,048	204,667	35.7%	144,804	25.3%
Latin America:
Broadband
Chile (VTR)	108,752	69,951	38,801	55.5%	26,721	38.2%
Brazil, Peru and other	426	87	339	389.7%	339	389.7%
Total Latin America	109,178	70,038	39,140	55.9%	27,060	38.6%
Corporate and other	(7,660)	(14,204)	6,544	46.1%	6,544	46.1%
Total UGC	$879,233	$628,882	$250,351	39.8%	$178,408	28.4%

Less Noos and Ireland			(52,580)	—	(52,580)	—
Total UGC, excluding Noos and Ireland			197,771	31.4%	125,828	20.0%
Add: Cinenova Settlement Costs (1)			21,995		21,995
Total UGC, excluding Noos, Ireland & Cinenova			$219,766	34.9%	$147,823	23.5%

(1)                                  Represents the settlement of the MovieCo/Cinenova contract in Dec. ’04.  Total costs in Q4 ’04 of approximately $22mm, as well as a reduction in cash of $71mm related to payment of all accrued expenses.  Please refer to our 10K as of Dec. 31, 2004 for further details.

Supplemental Information – Operating Cash Flow

	Year Ended December 31,
			Increase (Decrease)		Increase (Decrease) Excluding F/X Effects
	2003	2002	$	%	$	%
Europe (UGC Europe):
UPC Broadband
The Netherlands	$267,075	$119,329	$147,746	123.8%	$103,915	87.1%
Austria	98,278	64,662	33,616	52.0%	17,758	27.5%
France (other than Noos)	13,920	(10,446)	24,366	(233.3)%	22,013	(210.7)%
Norway	27,913	17,035	10,878	63.9%	7,983	46.9%
Sweden	31,827	15,904	15,923	100.1%	10,607	66.7%
Belgium	12,306	8,340	3,966	47.6%	(1,521)	(18.2)%
Total Western Europe	451,319	214,824	236,495	110.1%	160,755	74.8%
Hungary	63,357	41,487	21,870	52.7%	13,811	33.3%
Poland	24,886	15,794	9,092	57.6%	8,010	50.7%
Czech Republic	24,657	9,241	15,416	166.8%	11,941	129.2%
Slovak Republic	10,618	4,940	5,678	114.9%	3,723	75.4%
Romania	7,931	6,579	1,352	20.6%	1,173	17.8%
Total Central and Eastern Europe	131,449	78,041	53,408	68.4%	38,658	49.5%
Germany	—	12,562	(12,562)	—	(12,562)	—
Corporate and other	(46,091)	(25,727)	(20,364)	(79.2)%	(12,567)	(48.8)%
Total UPC Broadband	536,677	279,700	256,977	91.9%	174,284	62.3%
chellomedia
Priority Telecom	14,530	(3,809)	18,339	(481.5)%	15,927	(418.1)%
Media	22,874	(4,851)	27,725	(571.5)%	23,938	(493.5)%
Investments	(1,033)	(374)	(659)	(176.2)%	(747)	(199.7)%
Total chellomedia	36,371	(9,034)	45,405	(502.6)%	39,118	(433.0)%
Total Europe	573,048	270,666	302,382	111.7%	213,402	78.8%
Latin America:
Broadband
Chile (VTR)	69,951	41,959	27,992	66.7%	27,268	65.0%
Brazil, Peru and other	87	(2,345)	2,432	103.7%	2,435	103.7%
Total Latin America	70,038	39,614	30,424	76.8%	29,703	75.0%
Corporate and other	(14,204)	(13,906)	(298)	(2.1)%	(291)	(2.1)%
Total UGC	$628,882	$296,374	$332,508	112.2%	$242,814	81.9%

Less Germany			$12,562	—	$12,562	—
Total UGC, excluding Germany			$345,070	121.6%	$255,376	90.0%

Supplemental Information – Operating Cash Flow

	Three Months Ended December 31,
			Increase (Decrease)		Increase (Decrease) Excluding F/X Effects
	2004	2003	$	%	$	%
Europe (UGC Europe):
UPC Broadband
The Netherlands	$94,168	$78,547	$15,621	19.9%	$7,462	9.5%
Austria	25,461	24,990	471	1.9%	(1,274)	(5.1)%
France (excluding Noos)	2,397	5,211	(2,814)	(54.0)%	(3,033)	(58.2)%
France (Noos)	23,008	—	23,008	—	23,008	—
Norway	9,728	8,568	1,160	13.5%	257	3.0%
Sweden	7,492	8,736	(1,244)	(14.2)%	(1,800)	(20.6)%
Belgium	4,276	3,710	566	15.3%	226	6.1%
Ireland (Chorus)	11,795	—	11,795	—	11,795	—
Total Western Europe	178,325	129,762	48,563	37.4%	36,641	28.2%
Hungary	23,229	16,956	6,273	37.0%	3,493	20.6%
Poland	8,917	5,854	3,063	52.3%	1,780	30.4%
Czech Republic	7,563	6,184	1,379	22.3%	711	11.5%
Slovak Republic	3,137	2,411	726	30.1%	388	16.1%
Romania	2,774	2,489	285	11.5%	391	15.7%
Total Central and Eastern Europe	45,620	33,894	11,726	34.6%	6,763	20.0%
Corporate and other	(33,856)	(6,484)	(27,372)	(422.1)%	(28,653)	(441.9)%
Total UPC Broadband	190,089	157,172	32,917	20.9%	14,751	9.4%
chellomedia
Priority Telecom	5,878	4,402	1,476	33.5%	1,008	22.9%
Media	11,923	5,723	6,200	108.3%	5,403	94.4%
Investments	(269)	(295)	26	(8.8)%	45	(15.3)%
Total chellomedia	17,532	9,830	7,702	78.4%	6,456	65.7%
Total Europe	207,621	167,002	40,619	24.3%	21,207	12.7%
Latin America:
Broadband
Chile (VTR)	33,810	22,067	11,743	53.2%	9,908	44.9%
Brazil, Peru and other	190	131	59	45.0%	59	45.0%
Total Latin America	34,000	22,198	11,802	53.2%	9,967	44.9%
Corporate and other	(2,903)	(3,186)	283	8.9%	283	8.9%
Total UGC	$238,718	$186,014	$52,704	28.3%	$31,457	16.9%

Less Noos and Chorus			(34,803)	—	(34,803)	—
Total UGC, excluding Noos and Ireland			$17,901	9.6%	$(3,346)	-1.8%

Add: Cinenova Settlement Costs (1)			21,995		21,995
Total UGC, excluding Noos, Ireland & Cinenova			$39,896	21.4%	$18,649	10.0%

Supplemental Information – Operating Cash Flow

	Three Months Ended
	December 31, 2004	September 30, 2004	Increase (Decrease)		Increase (Decrease) Excluding F/X Effects
			$	%	$	%
Europe (UGC Europe):
UPC Broadband
The Netherlands	$94,168	$93,596	$572	0.6%	$(5,148)	(5.5)%
Austria	25,461	28,221	(2,760)	(9.8)%	(4,064)	(14.4)%
France (other than Noos)	2,397	4,945	(2,548)	(51.5)%	(2,665)	(53.9)%
France (Noos)	23,008	17,777	5,231	29.4%	4,117	23.2%
Norway	9,728	9,680	48	0.5%	(649)	(6.7)%
Sweden	7,492	8,762	(1,270)	(14.5)%	(1,770)	(20.2)%
Belgium	4,276	4,396	(120)	(2.7)%	(338)	(7.7)%
Ireland (Chorus)	11,795	—	11,795	—	11,795	—
Total Western Europe	178,325	167,377	10,948	6.5%	1,278	0.8%
Hungary	23,229	20,810	2,419	11.6%	957	4.6%
Poland	8,917	9,987	(1,070)	(10.7)%	(1,918)	(19.2)%
Czech Republic	7,563	9,969	(2,406)	(24.1)%	(2,921)	(29.3)%
Slovak Republic	3,137	3,507	(370)	(10.6)%	(572)	(16.3)%
Romania	2,774	3,051	(277)	(9.1)%	(464)	(15.2)%
Total Central and Eastern Europe	45,620	47,324	(1,704)	(3.6)%	(4,918)	(10.4)%
Corporate and other	(33,856)	(14,950)	(18,906)	(126.5)%	(16,325)	(109.2)%
Total UPC Broadband	190,089	199,751	(9,662)	(4.8)%	(19,965)	(10.0)%
chellomedia
Priority Telecom	5,878	4,011	1,867	46.5%	1,564	39.0%
Media	11,923	10,129	1,794	17.7%	1,195	11.8%
Investments	(269)	(152)	(117)	77.0%	105	(69.1)%
Total chellomedia	17,532	13,988	3,544	25.3%	2,864	20.5%
Total Europe	207,621	213,739	(6,118)	(2.9)%	(17,101)	(8.0)%
Latin America:
Broadband
Chile (VTR)	33,810	25,925	7,885	30.4%	5,911	22.8%
Brazil, Peru and other	190	41	149	363.4%	149	363.4%
Total Latin America	34,000	25,966	8,034	30.9%	6,060	23.3%
Corporate and other	(2,903)	1,998	(4,901)	245.3%	(4,901)	245.3%
Total UGC	$238,718	$241,703	$(2,985)	(1.2)%	$(15,942)	(6.6)%

Less: Chorus			$(11,795)	—	$(11,795)	—
Total UGC, excluding Chorus			$(14,780)	(6.1)%	$(27,737)	(11.5)%

Add: Cinenova Settlement Costs (1)			21,995		21,995
Total UGC, excluding Chorus & Cinenova			$7,215	3.0%	$(5,742)	(2.4)%

Reconciliation of Operating Cash Flow to Net Income (Loss)(1)

(thousands)	3 months Dec-04	3 months Sep-04	3 months Dec-03	12 months Dec-04	12 months Dec-03	12 months Dec-02	12 months Dec-01	12 months Dec-00
Total segment Operating Cash Flow	$238,718	$241,703	$186,014	$879,233	$628,882	$296,374	$(191,243)	$(368,464)
Depreciation and amortization	(267,887)	(235,186)	(210,456)	(935,185)	(808,663)	(730,001)	(1,147,176)	(815,522)
Impairment of long-lived assets	(22,317)	25	(402,680)	(38,915)	(402,239)	(436,153)	(1,320,942)	—
Restructuring charges and other	(18,270)	(1,824)	(29,084)	(29,019)	(35,970)	(1,274)	(204,127)	0
Stock-based compensation	(52,767)	(12,178)	(9,377)	(116,661)	(38,024)	(28,228)	(8,818)	43,183
Operating income (loss)	(122,523)	(7,460)	(465,583)	(240,547)	(656,014)	(899,282)	(2,872,306)	(1,140,803)
Interest expense, net	(71,651)	(53,616)	(60,868)	(259,457)	(314,078)	(641,786)	(966,134)	(795,486)
Gains on extinguishment of debt	—	—	—	35,787	2,183,997	2,208,782	3,447	0
Gains (losses) on sale of investments & other net	12,096	646	(1,879)	12,325	279,442	117,262	(416,803)	6,194
Realized and unrealized (losses) gains on foreign currency transactions and derivative instruments and other expenses, net	(16,556)	2,005	(28,020)	(46,939)	74,719	543,719	(413,704)	(98,326)
Income (loss) before income taxes and other items	(198,634)	(58,425)	(556,350)	(498,831)	1,568,066	1,328,695	(4,665,500)	(2,028,421)
Other, net	131,025	(11,785)	175,656	116,476	427,302	(340,427)	170,791	807,531
Net income (loss)	$(67,609)	$(70,210)	$(380,694)	$(382,355)	$1,995,368	$988,268	$(4,494,709)	$(1,220,890)

Reconciliation of Free Cash Flow

(thousands)	3 months Dec-04	3 months Sep-04	3 months Dec-03	12 months Dec-04	12 months Dec-03
Net cash flows from operating activities	$226,255	$175,064	$118,651	$699,602	$392,092
Capital expenditures	(187,576)	(116,696)	(105,426)	(480,133)	(333,124)
Free cash flow	$38,679	$58,368	$13,225	$219,469	$58,968

Debt Summary:	FYE ‘03		FYE ‘04		Q4 ‘03		Q1 ‘04		Q2 ‘04		Q3 ‘04		Q4 ‘04

UPC Broadband Bank Facility	$3,698,586		$3,927,830		$3,698,586		$3,584,272		$3,224,816		$3,495,406		$3,927,830
UGC Convertible Notes	—		681,850		—		—		609,830		621,813		681,850
UPC Polska Notes	317,372		—		317,372		—		—		—		—
UPC Polska 2007 Notes	—		—		—		101,701		101,701		—		—
VTR Bank Facility	123,000		97,941		123,000		93,198		88,586		83,972		97,941
Telenet Notes	—		87,821		—		—		—		—		87,821
Old UGC Senior Notes	24,627		24,627		24,627		24,627		24,627		24,627		24,627
Notes payable, related party	102,728		108,414		102,728		—		—		—		108,414
Subject to compromise: short term debt	5,099		—		5,099		—		—		—		—
Other	80,493		58,880		80,493		74,198		55,980		60,653		58,880
Total Debt	$4,351,905		$4,987,363		$4,351,905		$3,877,996		$4,105,540		$4,286,471		$4,987,363
Less: UPC Polska notes(1)	(322,471)		—		(322,471)		—		—		—		—
Add: UPC Polska note(2)	101,701		—		101,701		—		—		—		—
Less: Notes Payable, related party(3)	(102,728)		—		(102,728)		—		—		—		—
Less: VTR GlobalCom(4)	(25,233)		—		(25,233)		—		—		—		—
Add: Euro Convertible(5)	630,279		—		630,279		605,400		—		—		—
Add: Noos Acquisition(6)	—		—		—		—		127,042		—		—
Pro-Forma Debt	$4,633,453		$4,987,363		$4,633,453		$4,483,396		$4,232,582		$4,286,471		$4,987,363

Cash Summary
Cash & cash equivalents	$310,361		$1,028,993		$310,361		$1,275,785		$1,368,677		$981,638		$1,028,993
Restricted cash	25,052		43,640		25,052		18,169		20,237		23,367		43,640
Short-term liquid investments	2,134		48,965		2,134		19,621		207,194		111,536		48,965
Total Cash	337,547		1,121,598		337,547		1,313,575		1,596,108		1,116,541		1,121,598
Rights Offering and Liberty Preemptive Rights(3)	1,075,385		—		1,075,385		—		—		—		—
Less: VTR GlobalCom(4)	(25,233)		—		(25,233)		—		—		—		—
Less: UPC Polska payment(2)	(81,361)		—		(81,361)		—		—		—		—
Add: Euro Convertible(5)	617,673		—		617,673		593,292		—		—		—
Less: Noos Acquisition(6)	—		—		—		—		(514,130)		—		—
Less: Cinenova/Movieco Settlement(7)	—		(70,651)		—		—		—		—		(70,651)
Pro-Forma Cash	$1,924,011		$1,050,947		$1,924,011		$1,906,867		$1,081,978		$1,116,541		$1,050,947

Net Debt	$4,014,358		$3,865,765		$4,014,358		$2,564,421		$2,509,432		$3,169,930		$3,865,765

Pro-Forma Net Debt	$2,709,442		$3,936,416		$2,709,442		$2,576,529		$3,150,603		$3,169,930		$3,936,416

Operating Cash Flow (“OCF”)	$628,882		$879,233		$186,014		$204,284		$194,528		$241,703		$238,718
Add: Noos Operating Cash Flow(6)	—		—		—		—		26,129		—		—
Add: Cinenova/Movieco Settlement(7)	—		27,206		—		—		—		—		21,995
Pro-Forma Operating Cash Flow (“OCF”)	$628,882		$906,439		$186,014		$204,284		$220,657		$241,703		$260,713

Net Debt / Annualized OCF (OCF * 4)	6.4	x	4.4	x	5.4	x	3.1	x	3.2	x	3.3	x	4.0	x
Pro Forma Net Debt / Pro-Forma Annualized OCF	4.3	x	4.3	x	3.6	x	3.2	x	3.6	x	3.3	x	3.8	x

	For the 3 months ended		For the 12 months ended
(amounts in thousands)	Dec-04	Dec-03	Dec-04	Dec-03

Interest Expense Breakdown:
Cash Pay:
UPC Broadband Bank Facility	$(52,789)	$(55,468)	$(220,516)	$(254,900)
UGC Convertible Notes	(2,836)	—	(7,971)	—
VTR Bank Facility	(1,656)	(2,087)	(6,863)	(9,373)
Old UGC Senior Notes	(2,877)	(720)	(2,963)	(2,375)
UPC and subsidiaries senior notes and other(1)	(10,386)	(1,918)	(23,379)	(9,751)
Total	(70,544)	(60,193)	(261,692)	(276,399)

Non-Cash:
Amortization of deferred financing costs	(7,827)	(3,125)	(21,388)	(21,268)
Senior discount notes accretion and other(1)	(200)	(1)	(200)	(29,465)
Total	(8,027)	(3,126)	(21,588)	(50,733)

Total Interest Expense	$(78,571)	$(63,319)	$(283,280)	$(327,132)

Summary of Working Capital Changes:(2)
Change in receivables and other assets	$(57,339)	$(28,591)	$(72,169)	$40,870
Change in accounts payable, acc. liabilities & other	117,174	74,893	188,127	42,533
Total	$59,835	$46,302	$115,958	$83,403

	Year Ended December 31,
			Increase (Decrease)		Increase (Decrease) Excluding F/X Effects
	2004	2003	$	%	$	%
Europe (UGC Europe):
UPC Broadband
The Netherlands	$716,932	$592,223	$124,709	21.1%	$60,999	10.3%
Austria	299,874	260,162	39,712	15.3%	13,268	5.1%
France (excluding Noos)	128,862	113,946	14,916	13.1%	3,532	3.1%
France (Noos)	183,930	—	183,930	—	183,930	—
Norway	112,378	95,284	17,094	17.9%	11,815	12.4%
Sweden	88,080	75,057	13,023	17.4%	5,104	6.8%
Belgium	37,472	31,586	5,886	18.6%	2,558	8.1%
Ireland (Chorus)	48,953	—	48,953	—	48,953	—
Total Western Europe	1,616,481	1,168,258	448,223	38.4%	330,159	28.3%
Hungary	217,507	165,450	52,057	31.5%	31,105	18.8%
Poland	108,979	85,356	23,623	27.7%	16,388	19.2%
Czech Republic	79,905	63,348	16,557	26.1%	10,262	16.2%
Slovak Republic	32,671	25,467	7,204	28.3%	3,209	12.6%
Romania	26,955	20,189	6,766	33.5%	5,532	27.4%
Total Central and Eastern Europe	466,017	359,810	106,207	29.5%	66,496	18.5%
Corporate and other	26,273	32,563	(6,290)	(19.3)%	(8,173)	(25.1)%
Total UPC Broadband	2,108,771	1,560,631	548,140	35.1%	388,482	24.9%
chellomedia
Priority Telecom	118,956	121,330	(2,374)	(2.0)%	(12,982)	(10.7)%
Media	125,016	98,463	26,553	27.0%	15,459	15.7%
Investments	840	528	312	59.1%	239	45.3%
Total chellomedia	244,812	220,321	24,491	11.1%	2,716	1.2%
Intercompany eliminations	(138,983)	(127,055)	(11,928)	(9.4)%	381	0.3%
Total Europe	2,214,600	1,653,897	560,703	33.9%	391,579	23.7%
Latin America:
Broadband
Chile (VTR)	299,951	229,835	70,116	30.5%	36,314	15.8%
Brazil, Peru and other	7,883	7,789	94	1.2%	94	1.2%
Total Latin America	307,834	237,624	70,210	29.5%	36,408	15.3%
Corporate and other	3,012	9	3,003	n.m.	3,003	n.m.
Total UGC	$2,525,446	$1,891,530	$633,916	33.5%	$430,990	22.8%

Less Noos and Chorus			$(232,883)	—	$(232,883)	—
Total UGC, excluding Noos and Chorus			$401,033	21.2%	$198,107	10.5%

	Year Ended December 31,
			Increase (Decrease)		Increase (Decrease) Excluding F/X Effects
	2003	2002	$	%	$	%
Europe (UGC Europe):
UPC Broadband
The Netherlands	$592,223	$459,044	$133,179	29.0%	$35,346	7.7%
Austria	260,162	198,189	61,973	31.3%	19,026	9.6%
France (excluding Noos)	113,946	92,441	21,505	23.3%	2,681	2.9%
Norway	95,284	76,430	18,854	24.7%	8,407	11.0%
Sweden	75,057	52,560	22,497	42.8%	9,829	18.7%
Belgium	31,586	24,646	6,940	28.2%	1,725	7.0%
Total Western Europe	1,168,258	903,310	264,948	29.3%	77,014	8.5%
Hungary	165,450	124,046	41,404	33.4%	20,095	16.2%
Poland	85,356	76,090	9,266	12.2%	5,402	7.1%
Czech Republic	63,348	44,337	19,011	42.9%	9,976	22.5%
Slovak Republic	25,467	18,852	6,615	35.1%	1,866	9.9%
Romania	20,189	16,119	4,070	25.2%	4,803	29.8%
Total Central and Eastern Europe	359,810	279,444	80,366	28.8%	42,142	15.1%
Germany	—	28,069	(28,069)	—	(28,069)	—
Corporate and other	32,563	35,139	(2,576)	(7.3)%	(8,504)	(24.2)%
Total UPC Broadband	1,560,631	1,245,962	314,669	25.3%	82,583	6.6%
chellomedia
Priority Telecom	121,330	112,637	8,693	7.7%	(11,376)	(10.1)%
Media	98,463	69,372	29,091	41.9%	12,834	18.5%
Investments	528	465	63	13.5%	(25)	(5.4)%
Total chellomedia	220,321	182,474	37,847	20.7%	1,433	0.8%
Intercompany eliminations	(127,055)	(108,695)	(18,360)	(16.9)%	2,609	2.4%
Total Europe	1,653,897	1,319,741	334,156	25.3%	86,625	6.6%
Latin America:
Broadband
Chile (VTR)	229,835	186,426	43,409	23.3%	42,319	22.7%
Brazil, Peru and other	7,789	7,011	778	11.1%	778	11.1%
Total Latin America	237,624	193,437	44,187	22.8%	43,097	22.3%
Corporate and other	9	1,843	(1,834)	n.m.	(1,834)	n.m
Total UGC	$1,891,530	$1,515,021	$376,509	24.9%	$127,888	8.4%

Less Germany			$28,069	—	$28,069	—
Total UGC, excluding Germany			$404,578	27.2%	$155,957	10.5%

	Three Months Ended December 31,
			Increase (Decrease)		Increase (Decrease) Excluding F/X Effects
	2004	2003	$	%	$	%
Europe (UGC Europe):
UPC Broadband
The Netherlands	$196,984	$161,603	$35,381	21.9%	$20,039	12.4%
Austria	78,094	70,282	7,812	11.1%	1,687	2.4%
France (excluding Noos)	34,698	29,511	5,187	17.6%	2,567	8.7%
France (Noos)	95,244	—	95,244	—	95,244	—
Norway	31,244	25,306	5,938	23.5%	3,467	13.7%
Sweden	23,765	20,190	3,575	17.7%	1,716	8.5%
Belgium	10,229	8,515	1,714	20.1%	928	10.9%
Ireland (Chorus)	48,953	—	48,953	—	48,953	—
Total Western Europe	519,211	315,407	203,804	64.6%	174,601	55.4%
Hungary	61,841	44,150	17,691	40.1%	9,934	22.5%
Poland	32,292	22,156	10,136	45.7%	5,273	23.8%
Czech Republic	21,467	17,573	3,894	22.2%	1,898	10.8%
Slovak Republic	8,834	6,833	2,001	29.3%	984	14.4%
Romania	8,180	5,748	2,432	42.3%	1,109	19.3%
Total Central and Eastern Europe	132,614	96,460	36,154	37.5%	19,198	19.9%
Corporate and other	7,551	9,520	(1,969)	(20.7)%	(2,075)	(21.8)%
Total UPC Broadband	659,376	421,387	237,989	56.5%	191,724	45.5%
chellomedia
Priority Telecom	32,162	31,332	830	2.6%	(1,598)	(5.1)%
Media	33,876	26,212	7,664	29.2%	5,006	19.1%
Investments	200	197	3	1.5%	(15)	-7.6%
Total chellomedia	66,238	57,741	8,497	14.7%	3,393	5.9%
Intercompany eliminations	(36,817)	(33,428)	(3,389)	(10.1)%	(535)	(1.6)%
Total Europe	688,797	445,700	243,097	54.5%	194,582	43.7%
Latin America:
Broadband
Chile (VTR)	83,414	68,168	15,246	22.4%	10,975	16.1%
Brazil, Peru and other	2,053	1,995	58	2.9%	58	2.9%
Total Latin America	85,467	70,163	15,304	21.8%	11,033	15.7%
Corporate and other	305	1	304	n.m.	304	n.m.
Total UGC	$774,569	$515,864	$258,705	50.1%	$205,919	39.9%

Less: Noos and Chorus			$(144,197)	—	$(144,197)	—
Total UGC, excluding Noos and Chorus			$114,508	22.2%	$61,722	12.0%

	Three Months Ended
	December 31,	September 30,	Increase (Decrease)		Increase (Decrease) Excluding F/X Effects
	2004	2004	$	%	$	%
Europe (UGC Europe):
UPC Broadband
The Netherlands	$196,984	$178,996	$17,988	10.0%	$7,876	4.4%
Austria	78,094	72,482	5,612	7.7%	1,667	2.3%
France (excluding Noos)	34,698	31,905	2,793	8.8%	1,021	3.2%
France (Noos)	95,244	88,686	6,558	7.4%	1,710	1.9%
Norway	31,244	27,140	4,104	15.1%	1,873	6.9%
Sweden	23,765	21,141	2,624	12.4%	1,057	5.0%
Belgium	10,229	9,195	1,034	11.2%	515	5.6%
Ireland (Chorus)	48,953	—	48,953	—	48,953	—
Total Western Europe	519,211	429,545	89,666	20.9%	64,672	15.1%
Hungary	61,841	53,194	8,647	16.3%	4,734	8.9%
Poland	32,292	28,464	3,828	13.4%	882	3.1%
Czech Republic	21,467	19,644	1,823	9.3%	452	2.3%
Slovak Republic	8,834	7,967	867	10.9%	303	3.8%
Romania	8,180	6,842	1,338	19.6%	739	10.8%
Total Central and Eastern Europe	132,614	116,111	16,503	14.2%	7,110	6.1%
Corporate and other	7,551	6,668	883	13.2%	493	7.4%
Total UPC Broadband	659,376	552,324	107,052	19.4%	72,275	13.1%
chellomedia
Priority Telecom	32,162	29,308	2,854	9.7%	1,231	4.2%
Media	33,876	32,218	1,658	5.1%	(64)	-0.2%
Investments	200	187	13	7.0%	2	1.1%
Total chellomedia	66,238	61,713	4,525	7.3%	1,169	1.9%
Intercompany eliminations	(36,817)	(35,286)	(1,531)	(4.3)%	353	1.0%
Total Europe	688,797	578,751	110,046	19.0%	73,797	12.8%
Latin America:
Broadband
Chile (VTR)	83,414	75,096	8,318	11.1%	3,530	4.7%
Brazil, Peru and other	2,053	1,909	144	7.5%	143	7.5%
Total Latin America	85,467	77,005	8,462	11.0%	3,673	4.8%
Corporate and other	305	2,707	(2,402)	—	(2,402)	—
Total UGC	$774,569	$658,463	$116,106	17.6%	$75,068	11.4%

Less: Chorus			$(48,953)	—	$(48,953)	—
Total UGC, excluding Ireland			$67,153	10.2%	$26,115	4.0%

	Year Ended December 31,
			Increase (Decrease)		Increase (Decrease) Excluding F/X Effects
	2004	2003	$	%	$	%
Europe (UGC Europe):
UPC Broadband
The Netherlands	$361,265	$267,075	$94,190	35.3%	$63,021	23.6%
Austria	111,950	98,278	13,672	13.9%	4,238	4.3%
France (other than Noos)	12,905	13,920	(1,015)	(7.3)%	(2,007)	(14.4)%
France (Noos)	40,785	—	40,785	—	40,785	—
Norway	37,066	27,913	9,153	32.8%	7,384	26.5%
Sweden	33,421	31,827	1,594	5.0%	(1,225)	(3.8)%
Belgium	16,751	12,306	4,445	36.1%	3,003	24.4%
Ireland	11,795	—	11,795	—	11,795	—
Total Western Europe	625,938	451,319	174,619	38.7%	126,994	28.1%
Hungary	86,418	63,357	23,061	36.4%	15,084	23.8%
Poland	36,315	24,886	11,429	45.9%	9,338	37.5%
Czech Republic	33,888	24,657	9,231	37.4%	6,699	27.2%
Slovak Republic	13,766	10,618	3,148	29.6%	1,507	14.2%
Romania	11,978	7,931	4,047	51.0%	3,941	49.7%
Total Central and Eastern Europe	182,365	131,449	50,916	38.7%	36,569	27.8%
Corporate and other	(83,604)	(46,091)	(37,513)	(81.4)%	(30,594)	(66.4)%
Total UPC Broadband	724,699	536,677	188,022	35.0%	132,969	24.8%
chellomedia
Priority Telecom	17,183	14,530	2,653	18.3%	1,090	7.5%
Media	36,335	22,874	13,461	58.8%	10,166	44.4%
Investments	(502)	(1,033)	531	(51.4)%	579	(56.1)%
Total chellomedia	53,016	36,371	16,645	45.8%	11,835	32.5%
Total Europe	777,715	573,048	204,667	35.7%	144,804	25.3%
Latin America:
Broadband
Chile (VTR)	108,752	69,951	38,801	55.5%	26,721	38.2%
Brazil, Peru and other	426	87	339	389.7%	339	389.7%
Total Latin America	109,178	70,038	39,140	55.9%	27,060	38.6%
Corporate and other	(7,660)	(14,204)	6,544	46.1%	6,544	46.1%
Total UGC	$879,233	$628,882	$250,351	39.8%	$178,408	28.4%

Less Noos and Ireland			(52,580)	—	(52,580)	—
Total UGC, excluding Noos and Ireland			$197,771	31.4%	$125,828	20.0%
Add: Cinenova Settlement Costs (1)			21,995		21,995
Total UGC, excluding Noos, Ireland & Cinenova			$219,766	34.9%	$147,823	23.5%

	Year Ended December 31,
			Increase (Decrease)		Increase (Decrease) Excluding F/X Effects
	2003	2002	$	%	$	%
Europe (UGC Europe):
UPC Broadband
The Netherlands	$267,075	$119,329	$147,746	123.8%	$103,915	87.1%
Austria	98,278	64,662	33,616	52.0%	17,758	27.5%
France (other than Noos)	13,920	(10,446)	24,366	(233.3)%	22,013	(210.7)%
Norway	27,913	17,035	10,878	63.9%	7,983	46.9%
Sweden	31,827	15,904	15,923	100.1%	10,607	66.7%
Belgium	12,306	8,340	3,966	47.6%	(1,521)	(18.2)%
Total Western Europe	451,319	214,824	236,495	110.1%	160,755	74.8%
Hungary	63,357	41,487	21,870	52.7%	13,811	33.3%
Poland	24,886	15,794	9,092	57.6%	8,010	50.7%
Czech Republic	24,657	9,241	15,416	166.8%	11,941	129.2%
Slovak Republic	10,618	4,940	5,678	114.9%	3,723	75.4%
Romania	7,931	6,579	1,352	20.6%	1,173	17.8%
Total Central and Eastern Europe	131,449	78,041	53,408	68.4%	38,658	49.5%
Germany	—	12,562	(12,562)	—	(12,562)	—
Corporate and other	(46,091)	(25,727)	(20,364)	(79.2)%	(12,567)	(48.8)%
Total UPC Broadband	536,677	279,700	256,977	91.9%	174,284	62.3%
chellomedia
Priority Telecom	14,530	(3,809)	18,339	(481.5)%	15,927	(418.1)%
Media	22,874	(4,851)	27,725	(571.5)%	23,938	(493.5)%
Investments	(1,033)	(374)	(659)	(176.2)%	(747)	(199.7)%
Total chellomedia	36,371	(9,034)	45,405	(502.6)%	39,118	(433.0)%
Total Europe	573,048	270,666	302,382	111.7%	213,402	78.8%
Latin America:
Broadband
Chile (VTR)	69,951	41,959	27,992	66.7%	27,268	65.0%
Brazil, Peru and other	87	(2,345)	2,432	103.7%	2,435	103.7%
Total Latin America	70,038	39,614	30,424	76.8%	29,703	75.0%
Corporate and other	(14,204)	(13,906)	(298)	(2.1)%	(291)	(2.1)%
Total UGC	$628,882	$296,374	$332,508	112.2%	$242,814	81.9%

Less Germany			$12,562	—	$12,562	—
Total UGC, excluding Germany			$345,070	121.6%	$255,376	90.0%

	Three Months Ended December 31,
			Increase (Decrease)		Increase (Decrease) Excluding F/X Effects
	2004	2003	$	%	$	%
Europe (UGC Europe):
UPC Broadband
The Netherlands	$94,168	$78,547	$15,621	19.9%	$7,462	9.5%
Austria	25,461	24,990	471	1.9%	(1,274)	(5.1)%
France (excluding Noos)	2,397	5,211	(2,814)	(54.0)%	(3,033)	(58.2)%
France (Noos)	23,008	—	23,008	—	23,008	—
Norway	9,728	8,568	1,160	13.5%	257	3.0%
Sweden	7,492	8,736	(1,244)	(14.2)%	(1,800)	(20.6)%
Belgium	4,276	3,710	566	15.3%	226	6.1%
Ireland (Chorus)	11,795	—	11,795	—	11,795	—
Total Western Europe	178,325	129,762	48,563	37.4%	36,641	28.2%
Hungary	23,229	16,956	6,273	37.0%	3,493	20.6%
Poland	8,917	5,854	3,063	52.3%	1,780	30.4%
Czech Republic	7,563	6,184	1,379	22.3%	711	11.5%
Slovak Republic	3,137	2,411	726	30.1%	388	16.1%
Romania	2,774	2,489	285	11.5%	391	15.7%
Total Central and Eastern Europe	45,620	33,894	11,726	34.6%	6,763	20.0%
Corporate and other	(33,856)	(6,484)	(27,372)	(422.1)%	(28,653)	(441.9)%
Total UPC Broadband	190,089	157,172	32,917	20.9%	14,751	9.4%
chellomedia
Priority Telecom	5,878	4,402	1,476	33.5%	1,008	22.9%
Media	11,923	5,723	6,200	108.3%	5,403	94.4%
Investments	(269)	(295)	26	(8.8)%	45	(15.3)%
Total chellomedia	17,532	9,830	7,702	78.4%	6,456	65.7%
Total Europe	207,621	167,002	40,619	24.3%	21,207	12.7%
Latin America:
Broadband
Chile (VTR)	33,810	22,067	11,743	53.2%	9,908	44.9%
Brazil, Peru and other	190	131	59	45.0%	59	45.0%
Total Latin America	34,000	22,198	11,802	53.2%	9,967	44.9%
Corporate and other	(2,903)	(3,186)	283	8.9%	283	8.9%
Total UGC	$238,718	$186,014	$52,704	28.3%	$31,457	16.9%

Less Noos and Chorus			(34,803)	—	(34,803)	—
Total UGC, excluding Noos and Ireland			$17,901	9.6%	$(3,346)	-1.8%

Add: Cinenova Settlement Costs (1)			21,995		21,995
Total UGC, excluding Noos, Ireland & Cinenova			$39,896	21.4%	$18,649	10.0%

	Three Months Ended
	December 31,	September 30,	Increase (Decrease)		Increase (Decrease) Excluding F/X Effects
	2004	2004	$	%	$	%
Europe (UGC Europe):
UPC Broadband
The Netherlands	$94,168	$93,596	$572	0.6%	$(5,148)	(5.5)%
Austria	25,461	28,221	(2,760)	(9.8)%	(4,064)	(14.4)%
France (other than Noos)	2,397	4,945	(2,548)	(51.5)%	(2,665)	(53.9)%
France (Noos)	23,008	17,777	5,231	29.4%	4,117	23.2%
Norway	9,728	9,680	48	0.5%	(649)	(6.7)%
Sweden	7,492	8,762	(1,270)	(14.5)%	(1,770)	(20.2)%
Belgium	4,276	4,396	(120)	(2.7)%	(338)	(7.7)%
Ireland (Chorus)	11,795	—	11,795	—	11,795	—
Total Western Europe	178,325	167,377	10,948	6.5%	1,278	0.8%
Hungary	23,229	20,810	2,419	11.6%	957	4.6%
Poland	8,917	9,987	(1,070)	(10.7)%	(1,918)	(19.2)%
Czech Republic	7,563	9,969	(2,406)	(24.1)%	(2,921)	(29.3)%
Slovak Republic	3,137	3,507	(370)	(10.6)%	(572)	(16.3)%
Romania	2,774	3,051	(277)	(9.1)%	(464)	(15.2)%
Total Central and Eastern Europe	45,620	47,324	(1,704)	(3.6)%	(4,918)	(10.4)%
Corporate and other	(33,856)	(14,950)	(18,906)	(126.5)%	(16,325)	(109.2)%
Total UPC Broadband	190,089	199,751	(9,662)	(4.8)%	(19,965)	(10.0)%
chellomedia
Priority Telecom	5,878	4,011	1,867	46.5%	1,564	39.0%
Media	11,923	10,129	1,794	17.7%	1,195	11.8%
Investments	(269)	(152)	(117)	77.0%	105	(69.1)%
Total chellomedia	17,532	13,988	3,544	25.3%	2,864	20.5%
Total Europe	207,621	213,739	(6,118)	(2.9)%	(17,101)	(8.0)%
Latin America:
Broadband
Chile (VTR)	33,810	25,925	7,885	30.4%	5,911	22.8%
Brazil, Peru and other	190	41	149	363.4%	149	363.4%
Total Latin America	34,000	25,966	8,034	30.9%	6,060	23.3%
Corporate and other	(2,903)	1,998	(4,901)	245.3%	(4,901)	245.3%
Total UGC	$238,718	$241,703	$(2,985)	(1.2)%	$(15,942)	(6.6)%

Less: Chorus			(11,795)	—	(11,795)	—
Total UGC, excluding Chorus			$(14,780)	(6.1)%	$(27,737)	(11.5)%

Add: Cinenova Settlement Costs (1)			21,995		21,995
Total UGC, excluding Chorus & Cinenova			$7,215	3.0%	$(5,742)	(2.4)%